Exhibit 99.1

BitFuFu Announces April 2025 Bitcoin Mining and Operation Updates

●	Total hashrate under management reached 28.3 EH/s as of April 30, 2025, a 37.4% month-over-month increase.

●	Total power capacity under management rose to 566 MW across five continents as of April 30, 2025, an 18.4% month-over-month increase.

●	Bitcoin holdings increased to 1,908 BTC as of April 30, 2025.

SINGAPORE, May 8, 2025 — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for April 2025.

“April marked another strong month of operational progress for BitFuFu,” said Leo Lu, Chairman and CEO of BitFuFu. “We saw meaningful growth in our managed hashrate and expanded our power capacity while continuing to increase our Bitcoin holdings. We’re looking forward to engaging with the broader Bitcoin and investor community later this month at Bitcoin 2025.”

April 2025 Highlights (as of April 30, 2025)

Bitcoin Holdings and Production

●	Bitcoin Held: 1,908 BTC[1], an increase of 61 BTC from March 31, 2025, attributed to self-mining operations and net Bitcoin inflow from customer payments.

●	Bitcoin Production: 209 BTC in April 2025, including 173 BTC from cloud mining and 36 BTC from self-mining.

Hashrate Overview

●	Total Hashrate Under Management: 28.3 EH/s, a 37.4% month-over-month increase, driven by expanded supplier partnerships and increased hash power procurement.

○	Self-Owned Hashrate: 4.2 EH/s.

○	Hashrate from Third-Party Suppliers and Hosting Customers: 24.1 EH/s.

Power and Infrastructure

●	Total Power Capacity Under Management: 566 MW across five continents, an 18.4% month-over-month increase.

Mining Services

●	Cloud Mining Users: 612,280 registered users as of April 30, 2025.

●	Other Mining Services:

○	BitFuFuPool connected 10.9 EH/s of hashrate to the network.

○	BitFuFuOS optimized 9.7 EH/s of hashrate and added software support for Antminer’s S21+, S21 Hydro, and L9 models.

Upcoming Conferences & Events:

●	May 27–29, 2025: BitFuFu will sponsor and present at Bitcoin 2025 in Las Vegas. The Company will be on-site at Booth #711.

●	May 29, 2025: The Company will present at the Lytham Partners Spring 2025 Investor Virtual Conference.

[1]	Includes 803 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers

BitFuFu Announces April 2025 Bitcoin Mining and Operation Updates

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling data center infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

BitFuFu Investor Relations: ir@bitfufu.com

Charley Brady, Vice President of Investor Relations: charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Media Relations: pr@bitfufu.com